Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Zhihu Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;
(2) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSS;
(3) PROPOSED RE-ELECTION OF DIRECTORS;
(4) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND
(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 4 to 8 of this circular.

Notice convening the AGM to be held at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on June 30, 2023 at 10:00 a.m. (Beijing Time) are set out on pages 17 to 22 of this circular. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

June 2, 2023

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		4

1.	Introduction	4

2.	Proposed Grant of General Mandate to Issue Shares	5

3.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	5

4.	Proposed Re-Election of Directors	6

5.	Proposed Re-Appointment of Auditor	7

6.	The AGM and Proxy Arrangement	7

7.	Recommendations	8

8.	Further Information	8

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	9

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	13

NOTICE OF THE ANNUAL GENERAL MEETING	16

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2012 Plan”	the share incentive plan adopted by our Company in June 2012, as amended from time to time

“2022 Plan”	the share incentive plan approved and adopted by our Company on March 30, 2022 to take effect from Listing, as amended from time to time

“ADS(s)”	American depositary shares, every two representing one Class A Ordinary Share

“ADS Record Date”	May 30, 2023 (New York time)

“AGM”	the annual general meeting of the Company to be convened on June 30, 2023 at 10:00 a.m. to consider and, if thought fit, approve, among other things, the Issuance Mandate and the Repurchase Mandate, the proposed re-election of Directors and the proposed re-appointment of auditor

“Articles” or “Articles of Association”	the eleventh amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on June 10, 2022 and effective on the same date

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

DEFINITIONS

“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Zhihu Inc. 知乎 (formerly known as “Zhihu Technology Limited”), an exempted company with limited liability incorporated in the Cayman Islands on May 17, 2011

“connected person(s)”	has the meaning ascribed to it in the Listing Rules

“Controlling Shareholder(s)”	has the meaning ascribed to it in the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou and the intermediary companies through which Mr. Zhou has an interest in the Company, namely, MO Holding Ltd, South Ridge Global Limited and Zhihu Holdings Inc.

“Depositary”	JPMorgan Chase Bank, N.A., the depositary of the ADSs

“Directors”	the director(s) of the Company from time to time

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	May 25, 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on April 22, 2022

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules

DEFINITIONS

“Mr. Zhou”	Mr. Yuan Zhou, an executive Director, the Chairman of the Board, the Chief Executive Officer and the founder of the Company

“Nomination Committee”	the nomination committee of the Board

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the Articles of Association of the Company, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share Record Date”	May 30, 2023 (Hong Kong time)

“Shareholders”	person(s) who are registered as the holder(s) of the Share(s) in the register of members of the Company

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buybacks issued by the Securities and Futures Commission in Hong Kong

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it in the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights

“WVR Structure”	has the meaning ascribed to it in the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

Executive Directors:
Mr. Yuan Zhou (Chairman)
Mr. Dahai Li
Mr. Henry Dachuan Sha

Non-executive Directors:
Mr. Zhaohui Li
Mr. Bing Yu

Independent Non-executive Directors:
Mr. Hanhui Sam Sun
Ms. Hope Ni
Mr. Derek Chen

Registered Office:
PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Head Office and Principal Place of

Business in the People's Republic of China:
A5 Xueyuan Road
Haidian District
Beijing
People's Republic of China

Principal Place of Business in

Hong Kong:
5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

June 2, 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;
(2) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSS;
(3) PROPOSED RE-ELECTION OF DIRECTORS;
(4) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND
(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 10:00 a.m. (Beijing time) at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People's Republic of China on June 30, 2023.

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the AGM:

(a)	the proposed grant of a general mandate to issue Shares;

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors; and

(d)	the proposed re-appointment of auditor.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued and outstanding Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 297,579,823 Class A Ordinary Shares (excluding the 3,175,879 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”) as of the Latest Practicable Date) and 18,846,286 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued, canceled or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 63,285,221 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued and outstanding Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued and outstanding Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 297,579,823 Class A Ordinary Shares (excluding 3,175,879 Bulk Issuance Shares as of the Latest Practicable Date) and 18,846,286 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued, canceled or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 31,642,610 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, Mr. Henry Dachuan Sha, Mr. Bing Yu and Mr. Hanhui Sam Sun shall retire at the AGM and, being eligible, will offer themselves for re-election as Directors (the “Nominees”) at the AGM. Details of the retiring Directors are set out in Appendix II to this circular. The proposals for the re-election of the Nominees will be submitted for the Shareholders’ approval at the AGM. The term of office of each Nominee is three years, commencing from the date of approval by the Shareholders at the AGM.

For details of Nominees’ interest, please refer to the Appendix II to this circular. Save as disclosed in the Appendix II to this circular, none of the Nominees has any interests in the Shares within the meaning of Part XV of the SFO. Except as stated in the Appendix II to this circular, none of the Nominees currently nor in the past three years, holds any directorships in any listed companies or any other major positions in the Company and its subsidiaries. None of the Nominees has any relationship with any Director, senior management or substantial Shareholders of the Company (as defined in the Listing Rules).

LETTER FROM THE BOARD

The Nomination Committee of the Company has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Mr. Hanhui Sam Sun, the retiring independent non-executive Director, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board considered that the retiring independent non-executive Director is independent in accordance with the independence guidelines set out in the Listing Rules, and satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Director at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Subject to the requirements under the Listing Rules and the Articles of Association, a shareholder may nominate a person to stand for election as a Director.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix the remuneration of the auditor for the year ending December 31, 2023.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at 10:00 a.m. (Beijing time) at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People's Republic of China on June 30, 2023.

The notice of the AGM is enclosed and is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

LETTER FROM THE BOARD

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed Issuance Mandate and the Repurchase Mandate, the proposed re-election of the retiring Directors, and the proposed re-appointment of the auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 316,426,109 Shares, out of which 297,579,823 were Class A Ordinary Shares (excluding 3,175,879 Bulk Issuance Shares as of the Latest Practicable Date) and 18,846,286 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 31,642,610 Shares, representing 10% of the total number of issued and outstanding Shares as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2022) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Zhou. Mr. Zhou beneficially owns 18,008,292 Class A Ordinary Shares and 18,846,286 Class B Ordinary Shares, representing approximately 42.20% of the voting rights in the total issued share capital of the Company (i.e., 300,755,702 Class A Ordinary Shares (including 3,175,879 Bulk Issuance Shares as of the Latest Practicable Date) and 18,846,286 Class B Ordinary Shares) other than the matters with respect to the Reserved Matters. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of his shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Zhou to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands and the Articles of Association.

7.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2022
May	27.15	19.58
June	32.20	22.65
July	28.55	19.90
August	23.20	17.76
September	20.60	15.68
October	18.88	14.40
November	21.00	13.66
December	24.60	16.28

2023
January	27.80	19.66
February	36.60	22.35
March	24.60	17.24
April	20.60	16.76
May (up to the Latest Practicable Date)	19.50	15.62

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 5,923,250 ADSs (representing 2,961,625 Class A Ordinary Shares) on the New York Stock Exchange as follows:

New York Stock Exchange

	Number of Class A Ordinary Shares Represented by ADSs	Price paid per share
Date of repurchase	Repurchased	Highest	Lowest
		(US$)	(US$)
December 23, 2022	336,121	2.80	2.38
March 28, 2023	316,041	2.52	2.46
March 29, 2023	104,678	2.54	2.52
April 5, 2023	30,764	2.40	2.38
April 12, 2023	124,296	2.40	2.34
April 13, 2023	46,245	2.40	2.38
April 14, 2023	53,855	2.40	2.37
April 17, 2023	67,849	2.40	2.36
April 18, 2023	112,827	2.40	2.38
April 19, 2023	114,894	2.40	2.34
April 20, 2023	115,675	2.34	2.26
April 21, 2023	116,824	2.34	2.23
April 24, 2023	110,650	2.30	2.22
April 25, 2023	122,856	2.24	2.18
April 26, 2023	136,948	2.20	2.18
April 27, 2023	137,357	2.20	2.08
April 28, 2023	108,691	2.26	2.09
May 1, 2023	102,535	2.28	2.20
May 2, 2023	136,890	2.24	2.12
May 3, 2023	140,205	2.14	2.06
May 4, 2023	128,969	2.16	2.08
May 5, 2023	137,885	2.16	2.08
May 8, 2023	142,896	2.10	2.02
May 9, 2023	15,674	2.08	2.02

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the retiring Directors proposed to be re-elected at the AGM.

(1)	MR. HENRY DACHUAN SHA

Position and experience

Mr. Henry Dachuan Sha (沙大川), aged 37, has been appointed as an Executive Director and Chief Financial Officer since December 2022. Prior to joining the Company, he served as the chief financial officer of Quwan Holding Limited between October 2020 and December 2022. From September 2017 to December 2019, Mr. Sha served as the chief financial officer of Huya Inc. (NYSE: HUYA). Before his corporate career, he served as a director of Greenwoods Asset Management from May 2015 to August 2017. Mr. Sha worked in China Media Capital from August 2013 to August 2014. He worked in the Investment Banking Division of Goldman Sachs from August 2011 to August 2013. Mr. Sha received a bachelor’s degree in electronic engineering and a bachelor’s degree in accounting from Fudan University in China in July 2008 and July 2009, respectively.

Save as disclosed above, Mr. Sha has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the service agreement between Mr. Sha and the Company, his initial term of office is three years commencing from the appointment date. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Sha does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Sha does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Sha is entitled to a remuneration of HK$200,000 per month, which is determined with reference to his duties, responsibilities and experience.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Sha to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Sha that need to be brought to the attention of the Shareholders.

(2)	MR. BING YU

Position and experience

Mr. Bing Yu (于冰), aged 43, is a Non-executive Director. Mr. Yu has served as the senior vice president at Kuaishou Technology (HKEX: 1024) since August 2016, primarily responsible for technology development, product testing, operation maintenance, and ToB business relating to StreamLake of the Kuaishou group. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor’s degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master’s degree in software engineering from Tsinghua University in June 2006.

Save as disclosed above, Mr. Yu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the service agreement between Mr. Yu and the Company, his initial term of office is one year commencing from the appointment date. He is also eligible for re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yu does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Director’s emoluments

Mr. Yu is not entitled to receive any annual director’s fee from the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Yu that need to be brought to the attention of the Shareholders.

(3)	MR. HANHUI SAM SUN

Position and experience

Mr. Hanhui Sam Sun (孫含暉), aged 50, has served as our independent director since March 2021 and was redesignated as an Independent Non-executive Director on April 11, 2022. Mr. Sun has served as the chairman of VSP Zhuhai Asset Management Company since January 2021. From January 2010 to September 2015, Mr. Sun assumed various positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq (Nasdaq: QUNR), including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq (former Nasdaq ticker: KZ), from February 2007 to February 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. Prior to that, Mr. Sun successively worked in KPMG, Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. Mr. Sun has served as an independent director, chairman of the audit committee and a member of the compensation committee of iQIYI Inc. (Nasdaq: IQ) since March 2018; and an independent director, chairman of the audit committee, chairman of the compensation committee and a member of the nominating and corporate governance committee of Yiren Digital Ltd. (NYSE: YRD) since December 2015. From August 2014 to July 2021, Mr. Sun served as an independent non-executive director, chairman of the audit and compliance committee and a member of the nomination committee of CAR Inc. (delisted from the Stock Exchange in July 2021; former HKEX stock code: 0699). From March 2018 to July 2019, Mr. Sun served as an independent director and chairman of the audit committee of Sunlands Technology Group (formerly known as Sunlands Online Education Group; NYSE: STG). From September 2010 to May 2019, Mr. Sun served as an independent director and the chairman of the audit committee of Fang Holdings Limited (formerly known as “SouFun Holdings Limited”; NYSE: SFUN). Mr. Sun accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in July 1993. He was qualified as a Certified Public Accountant in China in April 1998.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, Mr. Sun has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the director agreement between Mr. Sun and the Company, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner. Mr. Sun is also eligible for re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Sun does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As of the Latest Practicable Date, Mr. Sun is interested in 10,000 Class A Ordinary Shares, which represents his director entitlement to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to his director agreement with the Company.

Director’s emoluments

Pursuant to the aforesaid director agreement, Mr. Sun is entitled to receive an annual director’s fee of US$72,500 and 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) of the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Sun to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Sun that need to be brought to the attention of the Shareholders.